UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.1)*

Xos, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

98423B 108
(CUSIP Number)

DAKOTA SEMLER
XOS, INC.
3550 TYBURN STREET
LOS ANGELES, CA 90065
TELEPHONE: (818) 316-1890
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98423B 108

1.	Name of Reporting Person Dakota Semler
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☑ (1)
3.	SEC USE ONLY

4.	Source of Funds (see instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,626,118 (2)
	8.	Shared Voting Power 54,248,023 (3)
	9.	Sole Dispositive Power 6,626,118 (2)
	10.	Shared Dispositive Power 54,248,023 (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,874,141
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 35.0% (4)
14.	Type of Reporting Person (see instructions) IN

(1)    This Schedule 13D/A is filed by Emerald Green Trust (“Emerald Green”), GenFleet, LLC (“GenFleet”) and Dakota Semler (“Mr. Semler”) (Emerald Green, GenFleet and Mr. Semler are herein collectively referred to as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2)    Includes 3,328,971 unvested restricted stock units (“RSUs”). Each RSU represents a contingent right to receive one share of common stock upon settlement.
(3)    The shares are owned as follows: (i) 53,745,903 by Emerald Green and (ii) 502,120 by GenFleet. Mr. Semler is the Beneficiary of Emerald Green and Emerald Green is the sole member of GenFleet. Mr. Semler may be deemed to hold voting and dispositive power with respect to the shares held by Emerald Green and GenFleet.
(4)    Based on approximately 173,869,207 outstanding shares of the Issuer’s common stock (the “Common Stock”), consisting of (i) 170,540,236 shares of the Issuer’s common stock outstanding as of May 4, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 11, 2023; and (ii) an additional 3,328,971 shares of Common Stock that Mr. Semler has a contingent right to receive upon settlement of unvested RSUs.

CUSIP No. 98423B 108

1.	Name of Reporting Person Emerald Green Trust
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☑ (1)
3.	SEC USE ONLY

4.	Source of Funds (see instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 53,745,903 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 53,745,903 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,745,903 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 31.5% (3)
14.	Type of Reporting Person (see instructions) 00

(1)    This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)    The shares are owned by Emerald Green. Mr. Semler may be deemed to hold voting and dispositive power with respect to the shares held by Emerald Green.
(3)    Based on approximately (i) 170,540,236 shares of the Issuer’s common stock outstanding as of May 4, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 11, 2023.

CUSIP No. 98423B 108

1.	Name of Reporting Person GenFleet, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☑ (1)
3.	SEC USE ONLY

4.	Source of Funds (see instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 502,120 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 502,120 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 502,120 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.3% (3)
14.	Type of Reporting Person (see instructions) 00

(1)    This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)    The shares are owned by GenFleet. Mr. Semler may be deemed to hold voting and dispositive power with respect to the shares held by GenFleet.
(3)    Based on approximately 170,540,236 shares of the Issuer’s common stock outstanding as of May 4, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 11, 2023.

Item 1. Security and Issuer
This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the undersigned, pursuant to Rule 13d-2(a) under the Act, with respect to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Xos, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 3550 Tyburn Street, Unit 100, Los Angeles, CA 90065. This Amendment No. 1 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on August 30, 2021 (the “Original Schedule 13D” and together with this Amendment No. 1, the “Schedule 13D”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings previously defined in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:
In connection with his role as Chief Executive Officer of the Issuer, on May 10, 2023, Dakota Semler was granted an aggregate of 3,170,370 restricted stock units (“RSUs”) for no additional consideration. 25% of such RSUs vest on April 10, 2024, and the remaining 75% vest in 36 substantially-equal monthly installments thereafter, subject to Mr. Semler’s continued employment through the applicable vesting date.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
The response to Item 3 of this Amendment No. 1 is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and supplemented as follows:
The response to Item 3 of this Amendment No. 1 is incorporated herein by reference.
(c)    On April 10, 2023, 18,329 shares were withheld by the Issuer to satisfy tax withholding obligations in connection with the vesting of the Reporting Person’s previously awarded RSUs.
On May 10, 2023, 1,614 shares were withheld by the Issuer to satisfy tax withholding obligations in connection with the vesting of the Reporting Person’s previously awarded RSUs.
Other than as disclosed in this Amendment No. 1, there have been no transactions in the shares of Common Stock by the Reporting Persons effected during the past sixty days.
Item 7. Material to be filed as exhibits
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Description

1.*	Joint Filing Agreement

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 15, 2023

Emerald Green Trust

By:	/s/ Shane Semler
Name:	Shane Semler
Title:	Trustee

GenFleet, LLC

By:	Emerald Green Trust

By:	/s/ Shane Semler
Name:	Shane Semler
Title:	Trustee

/s/ Dakota Semler
Dakota Semler

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the shares of common stock, par value $0.0001 per share, of Xos, Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing.

This Joint Filing Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on May 15, 2023.

Emerald Green Trust

By:	/s/ Shane Semler
Name:	Shane Semler
Title:	Trustee

GenFleet, LLC

By:	Emerald Green Trust

By:	/s/ Shane Semler
Name:	Shane Semler
Title:	Trustee

/s/ Dakota Semler
Dakota Semler